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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 10)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


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      This Amendment No. 10 amends the Tender Offer  Statement on Schedule 14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company"), pursuant to the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the
related  Letter  of  Transmittal   (which,   together  with  any  amendments  or
supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

      On May 27, 1999, Royal Philips issued a press release. A copy of the press release is filed herewith as Exhibit (a)(22) and is incorporated by reference herein.

      As set forth in the press release, the German antitrust authorities have notified Royal Philips that the German antitrust laws will not prohibit the Offer and that Royal Philips may proceed with the consummation of the Offer. In addition, Royal Philips, the Company and the relevant authorities of the United States government have reached agreement on arrangements to address national security concerns relating to Royal Philips' control of the Company.

      Subject to the other conditions to Royal Philips' Offer being satisfied, including Royal Philips' right to extend the Expiration Date of the Offer if 90% of the Shares are not tendered pursuant to the Offer, Royal Philips expects to close the Offer on its currently scheduled Expiration Date of 12:00 midnight, New York City time, on Tuesday, June 1, 1999.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended to add the following:

(a)(22)  Press release issued by Royal Philips, dated May 27, 1999.


                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1999

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.



                                       By: /s/ GUIDO R.C. DIERICK
                                          --------------------------------------
                                          Name:   Guido R.C. Dierick
                                          Title:  Director and Deputy Secretary


                                       KPE ACQUISITION INC.



                                       By: /s/ BELINDA CHEW
                                          --------------------------------------
                                          Name:   Belinda Chew
                                          Title:  Vice President






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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                      DESCRIPTION
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(a)(22)         Press release issued by Royal Philips, dated May 27, 1999.






















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